UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDERSECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-52323

Deal a Day Group Corp.

(Exact name of registrant as specified in its charter)

Deal a Day Group Corp.

5150 E. Pacific Coast Highway, Suite 200

Long Beach, California 90804

800-349-6095

(Address, include zip code, and telephone number, including area code, of registrants principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)

  X .

Rule 12g-4(a)(2)

      .

Rule 12h-3(b)(1)(i)

  X .

Rule 12h-3(b)(1)(ii)

      .

Rule 15d-6

      .

Approximate number of holders of record as of the certification or notice date: 53

Pursuant to the requirements of the Securities Exchange Act of 1934, Deal a Day Group Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Deal a Day Group Corp.

Date: August 4, 2015	By	/s/ Richard Pak
Name: Richard Pak
Title: Chief Executive Officer